SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GenCorp Inc.
(Name of Subject Company and Filing Persons (Issuer))

2¼% Convertible Subordinated Debentures due 2024
(Title of Class of Securities)

368682 AL 4
(CUSIP Number of Class of Securities)

Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary
Highway 50 and Aerojet Road
Rancho Cordova, CA 95742
(916) 355-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Steve Wolosky, Esq.
Jeffrey S. Spindler, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, NY 10022-1106
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$46,633,568.44	$5,344.21

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the repurchase of all outstanding 2¼% Convertible Subordinated Debentures due 2024 for the principal amount outstanding plus accrued and unpaid interest to but excluding November 20, 2010.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,344.21		Filing Party: GenCorp Inc.
Form or Registration No.: Schedule TO		Date Filed: October 24, 2011

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 is an amendment to the Tender Offer Statement on Schedule TO filed by GenCorp Inc. (the “Company”) with respect to the right of each holder (each a “Holder”) of the Company’s 2¼% Convertible Subordinated Debentures due 2024 (the “Debentures”) to require the Company to repurchase all or a portion of its Debentures on November 21, 2011, as set forth in the Company Repurchase Notice to Holders of Debentures, dated October 24, 2011 (the “Company Repurchase Notice”) and the Supplement to the Company Repurchase Notice to Holders of Debentures, dated November 3, 2011 (the “Supplement”).

This Amendment No. 1 is being filed by the Company to amend certain provisions of the Company Repurchase Notice, as set forth in the Supplement.

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Supplement is incorporated by reference into this Schedule TO.  The Supplement should be read in conjunction with the Company Repurchase Notice.  Except for the changes described in the Supplement, all other terms of the Company Repurchase Notice remain the same.

Item 12.  Exhibits.

Exhibit Number	Description
(a)(1)(A)
Company Repurchase Notice to Holders of 2¼% Convertible Subordinated Debentures due 2024, dated October 24, 2011 was filed as Exhibit (a)(1) to GenCorp Inc.’s Schedule TO dated October 24, 2011 (File No. 005-16268), and is incorporated herein by reference.

(a)(1)(B)	Supplement to Company Repurchase Notice to Holders of 2¼% Convertible Subordinated Debentures due 2024, dated November 3, 2011.
(a)(5)	Press release issued on October 24, 2011 was filed as Exhibit (a)(5) to GenCorp Inc.’s Schedule TO dated October 24, 2011 (File No. 005-16268), and is incorporated herein by reference.
(b)	Not applicable.
(d)(1)
Indenture, dated as of November 23, 2004, between GenCorp Inc. and The Bank of New York Trust Company, N.A., as trustee relating to GenCorp Inc.’s 2¼% Convertible Subordinated Debentures due 2024 was filed as Exhibit 4.01 to GenCorp Inc.’s Current Report on Form 8-K/A dated November 23, 2004 and filed on December 1, 2004 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2011	GENCORP INC.

	By:	/s/ Kathleen E. Redd
		Name:	Kathleen E. Redd
		Title:	Vice President, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)
Company Repurchase Notice to Holders of 2¼% Convertible Subordinated Debentures due 2024, dated October 24, 2011 was filed as Exhibit (a)(1) to GenCorp Inc.’s Schedule TO dated October 24, 2011 (File No. 005-16268), and is incorporated herein by reference.

(a)(1)(B)	Supplement to Company Repurchase Notice to Holders of 2¼% Convertible Subordinated Debentures due 2024, dated November 3, 2011.
(a)(5)	Press release issued on October 24, 2011 was filed as Exhibit (a)(5) to GenCorp Inc.’s Schedule TO dated October 24, 2011 (File No. 005-16268), and is incorporated herein by reference.
(b)	Not applicable.
(d)(1)
Indenture, dated as of November 23, 2004, between GenCorp Inc. and The Bank of New York Trust Company, N.A., as trustee relating to GenCorp Inc.’s 2¼% Convertible Subordinated Debentures due 2024 was filed as Exhibit 4.01 to GenCorp Inc.’s Current Report on Form 8-K/A dated November 23, 2004 and filed on December 1, 2004 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.
(h)	Not applicable.